UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number 1-14187

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: RPM International Inc. 401(k) Trust and Plan, as amended

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: RPM International Inc. 2628 Pearl Road, P.O. Box 777, Medina, Ohio 44258

Independent Auditor’s Report
NOTES TO FINANCIAL STATEMENTS
SIGNATURES
EXHIBIT INDEX
EXHIBIT 23.1

RPM INTERNATIONAL INC.
401(K) TRUST AND PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2004

Independent Auditor’s Report

To The Plan Administrator of the
RPM International Inc. 401(K) Trust and Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the RPM International Inc. 401(K) Trust and Plan, as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2004, and the supplemental schedule of assets held for investment purposes at December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note A, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 and the supplemental schedule of assets held for investment purposes at December 31, 2004, on the basis of accounting described in Note A.

/s/ Ciulla, Smith & Dale, LLP

Cleveland, Ohio
June 7, 2005

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
Investments, at Fair Value	$252,025,685	$213,822,563

Receivables
Employer contribution	598,750	526,086
Employee contribution	1,204,848	1,044,896

	1,803,598	1,570,982

Net Assets Available for Benefits	$253,829,283	$215,393,545

(See notes to financial statements.)

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
FOR THE YEAR ENDED DECEMBER 31, 2004

Additions to Net Assets Attributable to:
Employer contributions	$8,080,255
Employee contributions	16,194,875
Rollover contributions	2,292,738	$26,567,868

Interest and dividend income		2,812,709
Other income		27,508
Realized gain on sales of investments		1,000,680
Unrealized appreciation in aggregate fair value of investments		23,683,446

Total Additions		54,092,211

Deductions from Net Assets Attributable to:
Benefit payments to participants	(15,273,728)
Administrative expenses	(439,596)	(15,713,324)

Net Additions		38,378,887

Net Assets Available for Benefits at Beginning of Year		215,393,545

Assets Transferred from Trustees of Predecessor Plans		56,851

Net Assets Available for Benefits at End of Year		$253,829,283

(See notes to financial statements.)

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE A — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The Plan’s policy is to prepare its financial statements on the modified cash basis of accounting. Contributions are recorded on the accrual basis, dividends are recorded on the ex-dividend date, and other revenues are recognized when received rather than when promised or earned. Certain expenses and purchases of assets are recognized when cash is disbursed rather than when the obligation is incurred.

Investment Valuation and Income Recognition. Investments are stated at fair value as determined by the custodian using quoted market prices at December 31, 2004 and 2003. Participant loans are valued at their outstanding balances which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when received. Dividends are recorded on the ex-dividend date.

Contributions. Contributions are recorded on an accrual basis.

Payment of Benefits. Benefits are recorded when paid.

Use of Estimates. The preparation of financial statements, in conformity with the modified cash basis of accounting, requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities, actual results could differ from those estimates.

NOTE B — DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.	General. The Plan is a defined contribution savings Plan covering substantially all domestic non-union employees of participating subsidiaries of RPM International Inc. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

2.	Contributions. Each year, participants may contribute up to 20 percent of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Continued

NOTE B — DESCRIPTION OF THE PLAN — Continued

contributions into various investment options offered by the Plan. The Plan currently offers sixteen investment funds as investment options for participants. The Company contributes 100 percent of the first 3 percent and 50 percent of the next 2 percent of compensation that a participant contributes to the Plan, the matching Company contribution is invested in the same manner that the participants invest their own contributions. Contributions are subject to certain limitations.

3.	Participant Accounts. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4.	Vesting. Vesting is immediate for contributions, both employee and employer, and earnings thereon.

5.	Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.0 percent to 10.5 percent. Principle and interest is paid ratably through payroll deductions.

6.	Payment of Benefits. On termination of service due to death, disability, or retirement, a participant generally will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Continued

NOTE C — INVESTMENTS

The following presents investments at December 31, 2004 and 2003, that represent 5% or more of the Plan’s net assets:

	2004	2003
American Washington Mutual Fund	$23,848,658	$20,665,188
Fidelity Contra Fund	30,848,957	26,194,635
Janus Balanced Fund	21,047,956	19,773,531
Stable Portfolio Group Trust	32,163,793	28,469,534
Fidelity Advisor Mid Cap Fund	13,587,505	9,694,817
American Growth Fund of America	36,435,672	30,604,548
Neuberger & Berman Equity Assets	15,243,489	**
Neuberger & Berman Genesis Fund	**	9,940,859
Templeton Foreign Fund	14,820,117	11,524,675
Fidelity Advisor Government Investment Fund	**	9,293,090
RPM International Inc. Stock Fund	32,441,662	30,825,227

**	Fund balance did not represent 5% of the Plan’s net assets.

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $24,684,126.

	Gains (Losses)	Gains (Losses)	Gains (Losses)
	Realized	Unrealized	Total
Common/Collective Trust	$224,097	$1,690,647	$1,914,744
Mutual Funds	666,370	15,368,119	16,034,489
Unitized Assets	110,213	6,624,680	6,734,893

	$1,000,680	$23,683,446	$24,684,126

NOTE D — NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	December 31,
	2004	2003
Net Assets:
Life insurance	$152,706	$168,794
Loan fund	4,991,699	4,646,444

	$5,144,405	$4,815,238

Year Ended
December 31,
2004
Changes in Net Assets:
Other income	$10,057
Benefits paid to participants	(608,213)
Transfers from participant-directed investments	924,484
Transfers from predecessor plans	2,839

$329,167

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Continued

NOTE E — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

NOTE F — INCOME TAX STATUS

The Plan obtained its latest determination letter on September 5, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE G — DERIVATIVE FINANCIAL INSTRUMENTS

The Plan has no instrument that, in whole or in part, is accounted for as a derivative instrument under FASB statement No. 133, Accounting for Derivative Instruments and Hedging Activities during the current Plan year.

NOTE H — RELATED-PARTY TRANSACTIONS

The Stable Portfolio Group Trust and the Enhanced Stock Market Fund are common trust funds managed by Wachovia Bank N.A. The value of the Stable Portfolio Group Trust was $32,163,793 and $28,469,534 at December 31, 2004 and 2003, respectively. The value of the Enhanced Stock Market Fund was $9,322,252 and $7,534,990 at December 31, 2004 and 2003, respectively. Wachovia Bank N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for trustee and investment management services amounted to $390,263 for the year ended December 31, 2004.

NOTE I — RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2004

FEDERAL ID #02-0642224 PLAN 011

Schedule H — Line 4i — Schedule of Assets Held for Investment Purposes

(a)	(b) & (c)	(e)
		Current
	Identity of Issue & Description	Value
*	Wachovia Bank, N.A., Stable Portfolio Group Trust	$32,163,793
*	Wachovia Bank, N.A., Enhanced Stock Market Fund	9,322,252

	Fidelity Advisor Mid Cap Fund	13,587,505

	Fidelity Contra Fund	30,848,957

	Growth Fund of America	36,435,672

	Neuberger & Berman Equity Assets	15,243,489

	Washington Mutual Investors Fund	23,848,658

	American Europacific Growth Fund	1,975,570

	Templeton Foreign Fund	14,820,117

	Janus Balanced Fund	21,047,956

	Evergreen Core Bond Fund	2,770,756

	Fidelity Advisors Government Investment	9,653,333

	RPM International Stock Fund	32,441,662

	RPM International Conservative Fund	470,847

	RPM International Moderate Fund	1,003,218

	RPM International Growth Fund	1,247,495

	Northwestern Mutual Life Insurance	152,706

	Participant Loans (5.00% to 10.50%)	4,991,699

	Total	$252,025,685

See Accountant’s Report.

See Notes to Financial Statements.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

By: RPM International Inc. (Plan Administrator)

/s/ Janeen Kastner

Janeen Kastner, Director of Human Resources and Administration

Date: June 27, 2005

EXHIBIT INDEX

23.1	Consent of Ciulla, Smith & Dale, LLP